SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                              (Amendment No. ____)


                            RIDGEWOOD FINANCIAL, INC.
                            -------------------------
                                (Name of Issuer)


                           Common Stock $.10 Par Value
            --------------------------------------------------------
                         (Title of Class of Securities)


                                   76623N 10 6
            --------------------------------------------------------
                                 (CUSIP Number)


                           Samuel J. Malizia, Esquire
                      Malizia, Spidi, Sloane & Fisch, P.C.
                       1301 K Street, N.W., Suite 700 East
                             Washington, D.C. 20005
                                 (202) 434-4660
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 1999
            --------------------------------------------------------
                     (Date of Event Which Requires Filing of
                                 This Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages.)

                                  (Page 1 of 9)

----------------------------------------------------------             ------------------------------------------------------------

CUSIP No. 76623N 10 6                                          13D     Page 2 of 9 Pages
----------------------------------------------------------             ------------------------------------------------------------

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           1             NAME OF REPORTING PERSONS
                         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                         Ridgewood Financial, MHC

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           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a)  |_|
                                                                                                                         (b)  |_|

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           3             SEC USE ONLY


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           4             SOURCE OF FUNDS      AF


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           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                           TO ITEM 2(d) or 2(e)                                                                            |_|


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           6             CITIZENSHIP OR PLACE OF ORGANIZATION
                         New Jersey

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                               7          SOLE VOTING POWER
      NUMBER OF
        SHARES                                                   1,685,400
     BENEFICIALLY
       OWNED BY        ------------------------------------------------------------------------------------------------------------
         EACH                  8          SHARED VOTING POWER
      REPORTING
     PERSON WITH                                                         0
                       ------------------------------------------------------------------------------------------------------------
                               9          SOLE DISPOSITIVE POWER
                                                                 1,685,400
                       ------------------------------------------------------------------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                                                        0
-----------------------------------------------------------------------------------------------------------------------------------
          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  1,685,400
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          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                                                                   |_|


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          13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         53.0% (based on 3,180,000 outstanding shares)

-----------------------------------------------------------------------------------------------------------------------------------
          14             TYPE OF REPORTING PERSON
                         HC

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

Item 1.  Security and Issuer
-------  -------------------

         The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common
Stock"), of Ridgewood Financial, Inc. (the "Issuer"), the principal executive office of which is located at 55 North Broad Street, Ridgewood, New Jersey 07450.

Item 2.  Identity and Background
-------  -----------------------

         The name and business address of the company filing this Statement is Ridgewood Financial, MHC, 55 North Broad Street, Ridgewood, New Jersey 07450 (the "MHC"). The MHC is a mutual holding company chartered as a corporation under the laws of the state of New Jersey.

         Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the MHC ("Insiders"):

                                                    Directors

Name                                        Occupation
----                                        ----------
Michael W. Azzara                           President of The Valley Hospital and the
                                            Valley Health System, Inc.

Nelson Fiordalisi                           Executive Vice President and Chief
                                            Operating Officer of the Issuer

Jerome Goodman                              Certified Public Accountant, partner of
                                            Flackman, Goodman & Potter PA

Bernard J. Hoogland                         Vice President of Ridgewood Associates

John Kandravy                               Attorney, partner of Shanley & Fisher,
                                            P.C., trustee and Vice Chairman of The
                                            Valley Hospital

Robert S. Monteith                          Retired - former President of a
                                            subsidiary of the Issuer

Susan E. Naruk                              President, Chief Executive Officer of the
                                            Issuer

                                               Directors (continued)

Name                                        Occupation
----                                        ----------
Paul W. Thornwall                           Attorney, owner of Thornwall Law Firm

John J. Repetto                             Real Estate Manager for Marron
                                            Enterprises

                                     Executive Officers Who Are Not Directors

Name                                        Occupation
----                                        ----------

John Scognamiglio                           Senior Vice President, Chief Financial
                                            Officer of Issuer

Jean M. Miller                              Senior Vice President, Chief Lending
                                            Officer of Issuer


         The business address of each Insider is the same as the address of the MHC and the Issuer. During the last five years, neither the MHC nor the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the Insiders are U.S. Citizens.

Item 3.  Service and Amount of Funds or Other Consideration
-------  --------------------------------------------------

         The MHC acquired the Common Stock in connection with the mutual holding company reorganization of Ridgewood Savings Bank of New Jersey (the "Bank") and related multiple tier ownership structure involving the Issuer. The MHC was provided working capital from its affiliate, the Bank, and the MHC formed the Issuer and the Issuer sold shares at $7.00 per share in a registered offering that resulted in the ownership by the MHC of the Issuer of 53% of the outstanding common stock of the Issuer. The MHC was not required to provide payment to the Issuer in return for obtaining
53% of the resulting issued and outstanding shares.  See Item 4.

Item 4.  Purpose of Transaction
-------  ----------------------

         On January 7, 1999, the Bank, a New Jersey-chartered mutual savings bank, completed its mutual holding company reorganization (the "Reorganization") pursuant to federal and state law, whereby the Bank became the wholly owned subsidiary of the Issuer. In connection with the Reorganization, the MHC, the Issuer's mutual holding company, acquired 1,685,400 outstanding shares, or 53%, of common stock of the Issuer. The remaining 1,494,600 outstanding shares, or 47%, of the common stock of the Issuer were sold in a subscription offering at $7.00 per share. The Reorganization was effected in accordance with the requirements of the Board of Governors of the Federal Reserve System (the
"FRB"), the Federal Deposit Insurance Corporation (the "FDIC") and the New Jersey Department of Banking and Insurance (the "NJDBI") and the MHC, Issuer and Bank remain subject to significant limitations on future issuances of stock and related matters.

         As holding company of the Issuer, the MHC, from time to time, may explore potential actions and transactions which may be advantageous to the Issuer and its stockholders, including possible mergers, acquisitions and other business combinations. However, any such actions and transactions are subject to significant regulatory oversight by one or more of the FDIC, FRB and NJDBI.

         Other than as the Issuer's mutual holding company and majority stockholder, the MHC has no current plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (j) any  action  similar  to any of  those  enumerated  above.

Item 5.   Interest in Securities of the Issuer
-------   ------------------------------------

         (a) The MHC owns beneficially an aggregate of 1,685,400 shares of the Issuer's Common Stock, constituting 53.0% of the number of shares of such Common Stock outstanding on the date hereof. Of this entire amount, the MHC has sole power to vote and dispose of such shares of Common Stock. Information with respect to the number and percentage of shares owned by Insiders has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

         (b) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the MHC. Information with respect to the voting and dispositive power of Insiders with respect to the Issuer's Common Stock has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

         (c) Other than its acquisition of the Common Stock of the Issuer described in Item 3 and 4, the MHC has not effected any transaction in the Issuer's Common Stock within the past 60 days. Information with respect to transactions by Insiders with respect to the Issuer's Common Stock has been or will be filed with the SEC pursuant to Section 16(a) of the Exchange Act.

         (d) No person or entity, other than the MHC, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships
         With Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         As of the date of this Schedule, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

 Item 7. Material to be Filed as Exhibits
 ----------------------------------------

         Exhibit 1 - Plan of Reorganization and Stock Issuance.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Ridgewood Financial, MHC

                                    By:  /s/ SUSAN E. NARUK
                                         ---------------------------------------
                                             Susan E. Naruk
                                             President




February 11, 1999